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                                           Filed by: Healtheon/WebMD Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company: OnHealth Network Company
                                                  Commission File No.: 000-22212


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF HEALTHEON/WEBMD CORPORATION AND ONHEALTH NETWORK COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF ONHEALTH NETWORK COMPANY.

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FOR IMMEDIATE RELEASE

Contacts:
Healtheon/WebMD:                                              OnHealth Network Company:
Investor Relations:                                           Investor Relations/Media:
Lew Belote                                                    Bobbi Hoff
404/495-7602                                                  206/652-0308
lbelote@webmd.net                                             bobbih@onhealth.com

Media:
Dawn Whaley
404/897-2300
dwhaley@alexanderogilvy.com

       ONHEALTH NETWORK COMPANY SETS RECORD DATE AND STOCKHOLDER MEETING
              DATE FOR APPROVAL OF ACQUISITION BY HEALTHEON/WEBMD

ATLANTA, GA, and SEATTLE, WA, August 4, 2000 - Healtheon/WebMd Corporation (NASDAQ: HLTH) and OnHealth Network Company (NASDAQ:ONHN) today announced that Healtheon/WebMD's Registration Statement on Form S-4, relating to the acquisition of OnHealth, has been declared effective by the Securities and Exchange Commission. The Registration Statement relates to the proposed acquisition of OnHealth by Healtheon/WebMD and contains the proxy statement/prospectus for the transaction.

OnHealth's Board of Directors has established August 4, 2000 as the record date.

OnHealth will hold its annual meeting of stockholders on September 12, 2000 at 8:00 a.m. P.D.T., at The Rainier Club, Burke Room, 820 Fourth Avenue, Seattle, Washington 98104 to vote on the proposed transaction. The transaction does not require action by the stockholders of Healtheon/WebMD.

Subject to receipt of approval by OnHealth's stockholders, consummation of the transaction is anticipated to occur shortly after OnHealth's stockholder meeting.

ABOUT ONHEALTH NETWORK COMPANY
Headquartered in Seattle, Washington, OnHealth Network Company is a leading Internet health information and services resource that empowers consumers with integrated solutions to effectively manage their health and well being. In association with leading medical institutions, OnHealth's seasoned health journalists and medical contributors offer unbiased and trusted health resources via reference guides, up-to-date news feeds, deep research, personalization and interactive tools. Onhealth.com is the single most trafficked health site on the Web according to the June 2000 Media Metrix report. The award-winning site was recently named "Best Health & Medicine Web Site" by US News & World Report, "Best Overall Health Content Site" by Gomez Advisors, and won three gold medals including "The Best Consumer Healthcare Portal Site" at the November 1999 eHealthcare World Awards. Over 500 different sites drive traffic to onhealth.com through various strategic alliances including AOL's Digital City, Inc., Ask Jeeves, About.com, Better Homes and Gardens, Yahoo! and Microsoft's Hot Mail Web Courier.

ABOUT HEALTHEON/WEBMD CORPORATION
Healtheon/WebMD is the first end-to-end Internet healthcare company connecting physicians and consumers to the entire healthcare industry. Healtheon/WebMD is using the Internet to facilitate a new system for the delivery of healthcare, resulting in a single, secure environment for all communications and transactions that will enable a more efficient and cost effective healthcare system. Healtheon/WebMD has its corporate headquarters in Atlanta and its technology headquarters in Silicon Valley. For more information visit http://www.webmd.com.

For more information, visit www.webmd.com, www.onhealth.com.
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Other than historical information set forth herein, this announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon/WebMD's and OnHealth's services to improve healthcare, decrease clinical and administrative costs and inefficiencies and accelerate physician adoption. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others: the companies' limited operating history, continued growth in the use of the Internet, and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' businesses can be found in the proxy statement/registration statement on Form S-4 pertaining to the acquisition of OnHealth, as well as Healtheon/WebMD's proxy statement/registration statement pertaining to its pending acquisitions of Medical Manager Corporation and CareInsite, Inc. and each of these companies' periodic filings with the Securities and Exchange Commission.

This does not constitute an offer of securities. Investors are urged to read the various filings of Healtheon/WebMD Corporation, and OnHealth, Inc. that have been filed and will be filed with the Securities and Exchange Commission with respect to the pending acquisition of OnHealth by Healtheon/WebMD, including the proxy statement/registration statement that is required to be filed with respect to the pending acquisition. The Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Investors can also obtain free copies of the documents relating to Healtheon/WebMD by contacting Healtheon/WebMD Investor Relations department at Healtheon/WebMD Corporation, 400 The Lenox Building, 3399 Peachtree Road, NE, Atlanta, 30326, (404) 495-7600, http://www.webmd.com. Investors can also obtain free copies of the documents relating to OnHealth by contacting the OnHealth Investor Relations department at OnHealth Network Company, 808 Howell Street, Suite 400, Seattle, Washington 98101, (206) 652-0308 http://www.onhealth.com